Exhibit (b)

May 6, 2007

Bunker Hill Capital, L.P.
260 Franklin Street, Suite 1860
Boston, MA 02110
Attn:  Theresa A. Nibi, Managing Partner

Messrs. Fortunato N. Valenti and Joachim B. Splichal
c/o Patina Restaurant Group, LLC
120 W 45th Street, 16th floor
New York, NY 10036

COMMITMENT LETTER
$70 MILLION SENIOR SECURED CREDIT FACILITY

Dear Theresa, Nick and Joachim:

As we, Wells Fargo Foothill, Inc. (“WFF”), understand, a group led by Bunker Hill Capital, L.P. and Messrs. Fortunato N. Valenti and Joachim B. Splichal (each of Bunker Hill Capital, L.P. and Messers. Valenti and Splichal a “Sponsor” and collectively the “Sponsors”) have formed, will form and/or will contribute equity into an acquisition entity (“Parent”) in order to acquire (the “Acquisition”) 100% of the capital stock of The Smith & Wollensky Restaurant Group, Inc. (the “Company”).  The Acquisition is expected to be accomplished by means of the merger of a wholly-owned subsidiary of the Parent (“Newco” or the “Borrower”) with the Company, followed by an immediate sale of all New York-based operations and other liabilities for no less than $5,300,000, such that the Borrower’s operating assets will include only the eight Smith & Wollensky restaurants operating outside of New York.  WFF understands that the Sponsors are desirous of obtaining committed financing in order to (a) finance a portion of the consideration payable in connection with the consummation of the Acquisition, (b) finance working capital, capital expenditures, and general corporate purposes of the Borrower, and each of its domestic subsidiaries, and (c) pay costs, fees and expenses associated with the transactions contemplated hereby (the “Transaction”).

Based upon our understanding of the Transaction described in this letter and the attached Term Sheet and the information you have provided us to date, we are pleased to provide you with this commitment letter, and the Term Sheet attached hereto, which establishes the terms and conditions under which WFF commits to provide to the Borrower a $70,000,000 senior secured credit facility (the “Facility”).  The Sponsors acknowledge that the Term Sheet does not purport to include all of the conditions, covenants, representations, warranties and other provisions that would be contained in definitive legal documentation for the Facility, provided, that no additional conditions precedent to closing the Facility or lending thereunder will be contained in the definitive loan documents other than that which are expressly set forth in the Term Sheet.  Those matters that are not expressly specified herein or in the Term Sheet are subject to (and WFF’s obligation to close the Facility is conditioned upon) mutual agreement of the parties.

Syndication

While WFF has provided a commitment for the entire amount of the Facility subject to the terms and conditions of this commitment letter and the Term Sheet, WFF may syndicate the financing for the Transaction to additional lenders with a corresponding reduction in WFF’s share of the Facility (provided, however, to the extent any additional lender commits to the Facility but, on the Closing Date does not fund such commitment, WFF’s commitment shall be automatically increased by such amount).  WFF will be entitled to manage all aspects of any syndication, including the timing of all offers to potential lenders and the allocation and acceptance of commitments, the amount offered, and the compensation provided and titles.  The Sponsors also agree that no lender will receive any compensation for its participation in the Facility except as expressly agreed to and offered by WFF.

If WFF elects to syndicate the Facility, the Sponsors agree to cooperate in such syndication process and use commercially reasonable efforts to assist WFF in forming a syndicate acceptable to WFF after consultation with the Sponsors.  Such assistance shall include but not be limited to (a) using commercially reasonable efforts to make senior management and representatives of the Borrower and the Sponsors available to participate in meetings and to provide information to potential lenders and participants at such times and places as WFF may reasonably request; and (b) using commercially reasonable efforts to provide all information reasonably deemed necessary by WFF to complete the syndication, subject to confidentiality agreements in form and substance reasonably satisfactory to the Sponsors and WFF and subject to confidentiality and other disclosure issues which may be applicable in connection with the Acquisition.

WFF may change only the pricing and allocation of principal amounts between the Term Loans (such changes being hereinafter referred to as the “Flex Changes”) to the Facility if WFF determines that such Flex Changes are reasonably required in order to ensure the “successful syndication” of the Facility, on terms and within a time period that are reasonably acceptable to WFF, whether such syndication occurs before or after the closing of the Facility; provided that (a) the only reallocation change that may be made is to increase the Term Loan B and commensurately decrease the Term Loan A by up to $2,500,000, (b) WFF may not increase upfront fees, and (c) WFF may not increase pricing by more than 50 basis points. In the event syndication does not occur prior to the closing of the Facility, provision will be made for this right to make Flex Changes to survive (on a basis reasonably satisfactory to WFF and the Sponsors) the execution and delivery of the definitive credit documentation and the closing until the completion of the syndication of the Facility.  For purposes hereof, “successful syndication” means a syndication of the Facility (i) to lenders acceptable to WFF and (ii) such that WFF’s commitments do not exceed $25,000,000 in the aggregate.  It is expressly understood and agreed that WFF’s commitments are subject to the foregoing.

Costs and Expenses

The Sponsors agree to pay all reasonable fees and documented out-of-pocket costs and expenses of WFF (including, without limitation, reasonable and documented fees and disbursements of counsel, consultant costs and expenses, filing and recording fees, costs and expenses of due diligence, transportation, duplication, messenger and syndication) (the “Expenses”) incurred by or on behalf of WFF in connection with (a) due diligence matters in connection with this commitment letter, the Term Sheet, and any and all definitive documentation for the Facility, (b) the preparation, negotiation, execution, and delivery of this commitment letter, the Term Sheet, and any and all definitive documentation for the Facility (including inter-lender documentation), (c) the syndication of the Facility, and (d) the enforcement of any of WFF’s rights and remedies under this commitment letter, in each case regardless of whether the Transaction is consummated.  On the Closing Date, the obligations of the Sponsors set forth herein to reimburse WFF for all Expenses shall terminate.

Conditions

The commitment by WFF to provide the Facility shall be subject to (a) satisfaction of the condition set forth in Section 6.10 of the Merger Agreement (as such term is defined in the Term Sheet) as in effect on the date hereof; (b) the reasonable satisfaction of WFF that since the date of the Merger Agreement (or, if the Merger Agreement has not been executed by May 7, 2007, since May 7, 2007) there has not occurred any “Material Adverse Effect” (as such term is defined in the Merger Agreement) (without giving effect to clause (vi) of the definition of Material Adverse Effect) which results solely from a breach by the Borrower of any provision of the Merger Agreement; and (c) the conditions set forth in the Term Sheet.

Confidentiality

The Sponsors agree that this commitment letter (including the Term Sheet) is for their confidential use only and that neither its existence, nor the terms hereof, will be disclosed by them to any person other than (a) their officers, directors, employees, accountants, attorneys, and other advisors, and then only on a “need-to-know” basis in connection with the Transaction contemplated hereby and on a confidential basis and (b) as may be required by law, rule, regulation or court order.  The foregoing notwithstanding, following acceptance of this commitment letter by the Sponsors in accordance herewith and their return of an executed counterpart of this commitment letter to us, the Sponsors may (i) provide a copy to the Company and St. James Associates, L.P., (ii) file a copy of this commitment letter in any public record in which it is required by law to be filed, and (iii) make such other public disclosures of the terms and conditions hereto as the Sponsors are required by law, rule, regulation or court order.

WFF acknowledges that it has executed a confidentiality agreement dated as of February 5, 2007 in favor of Patina Restaurant Group, LLC and agrees to continue to be bound thereby for the benefit of the Sponsors as if such agreement were executed by and among WFF and the Sponsors.

Information

In issuing this commitment letter, WFF is relying on the accuracy of the information furnished to it by or on behalf of the Sponsors and Borrower and their affiliates, without independent verification thereof.  Each Sponsor represents and warrants as to itself but not as to the other Sponsor or Borrower to WFF that, to the best of its knowledge (a) all written information concerning the Borrower, the Company and its subsidiaries (the “Information”) that has been, or is hereafter, made available by or on behalf of such Sponsor or the Borrower (other than projections of future financial performance) is, or when delivered shall be, when considered as a whole, complete and correct in all material respects and does not, or shall not when delivered, contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statements have been made, and (b) to the extent that any such Information contains projections, such projections were prepared in good faith on the basis of (i) assumptions that are believed by the applicable Sponsor or the Borrower to be reasonable at the time such projections were prepared, and (ii) information believed by such Sponsor or the Borrower to have been accurate based upon the information available to such Sponsor or the Borrower at the time such projections were prepared.

Indemnification

The Sponsors agree to indemnify and hold harmless WFF, and its affiliates, and each of their respective officers, directors, employees, agents, advisors, attorneys, and representatives (each, an “Indemnified Party”) from and against any and all claims, damages, losses, liabilities, and expenses (including, without limitation, fees and disbursements of counsel), that may be incurred by or asserted or awarded against any Indemnified Party, in each case, arising out of or in connection with or relating to this commitment letter, the loan documentation, or the Transaction, or any use made or proposed to be made with the proceeds of the Facility, and whether or not the Transaction is consummated, except, in the case of each Indemnified Party, to the extent such claim, damage, loss, liability, or expense is a result of such Indemnified Party’s gross negligence or willful misconduct.  In no event, however, shall any Indemnified Party be liable on any theory of liability for any special, indirect, consequential or punitive damages.  On the Closing Date, the indemnification obligations of the Sponsors set forth herein shall terminate.

Governing Law, Etc.

This commitment letter shall be governed by, and construed in accordance with, the law of the State of New York.  Each of the parties hereto consents to the jurisdiction and venue of the federal and/or state courts located in New York, New York.  This commitment letter sets forth the entire agreement between the parties with respect to the matters addressed herein, supersedes all prior communications, written or oral, with respect hereto, and may not be amended or modified except in writing.  This commitment letter may be executed in any number of counterparts, each of which, when so executed, shall be deemed to be an original and all of which, taken together, shall constitute one and the same letter.  Delivery of an executed counterpart of a signature page to this commitment letter by telecopy or other electronic transmission shall be as effective as delivery of a manually executed counterpart of this commitment letter.  In the event that this commitment letter is terminated or expires, the Costs and Expenses, Confidentiality, Indemnification, Governing Law, and Waiver of Jury Trial

provisions hereof shall survive such termination.  Anything contained herein to the contrary notwithstanding, the obligations of the Sponsors under this commitment letter shall terminate at the time of the execution and delivery of definitive loan documentation relative to the Facility.

Waiver of Jury Trial

To the maximum extent permitted by applicable law, each party hereto irrevocably waives all right to trial by jury in any action or proceeding (whether based on contract, tort, or otherwise) arising out of or relating to this commitment letter or the Transaction contemplated hereby or the actions of WFF or any of its affiliates in the negotiation, performance, or enforcement of this commitment letter.  The offer made by WFF in this commitment letter shall expire, unless otherwise agreed to in writing by WFF, at 5:00 p.m. New York time on May 7, 2007, unless prior thereto WFF has received a copy of this commitment letter signed by the Sponsors, together with the Fee Letter of even date herewith among WFF and the Sponsors signed by the Sponsors.  In the event the closing of the Facility does not occur by August 31, 2007, WFF’s commitment to provide the Facility shall, subject to the proviso contained herein, automatically expire on such date, provided, however, to the extent the Merger Agreement has not been terminated in accordance with the provisions thereof on August 31, 2007, WFF shall extend both the requirement for the closing of the Acquisition and its commitment to provide the Facility until the earlier to occur of (a) the actual closing of the Acquisition and initial funding of the Facility; and (b) October 16, 2007.  If you elect to deliver this commitment letter by fax, please arrange for the executed original to follow by next-day courier.

Replacement

This commitment letter shall replace that certain commitment letter dated April 25, 2007 (the “Original Letter”) by and among WFF and each Sponsor, which Original Letter is, upon the acceptance of this commitment letter, terminated.

[Signature page follows]

Very truly yours,

WELLS FARGO FOOTHILL, INC.

By	/s/ THOMAS P. TANSI
	Name:	Thomas P. Tansi
	Title:	Managing Director

ACCEPTED AND AGREED TO
this 6th day of May, 2007

BUNKER HILL CAPITAL, L.P.

By:	Bunker Hill Investments, LLC, its
General Partner

By:	/s/ THERESA A. NIBI
	Name:	Theresa A. Nibi
	Title:	Managing Member

/s/ FORTUNATO N. VALENTI
Fortunato N. Valenti

/s/ JOACHIM B. SPLICHAL
Joachim B. Splichal

TERM SHEET
Senior Secured Credit Facility

This Term Sheet is part of the commitment letter, dated May 6, 2007 (the “Commitment Letter”), addressed to Bunker Hill Capital, L.P. and Messrs. Fortunato N. Valenti and Joachim B. Splichal (the “Sponsors”) by Wells Fargo Foothill, Inc. (“WFF”) and is subject to the terms and conditions of the Commitment Letter.  Capitalized terms used herein shall have the meanings set forth in the Commitment Letter unless otherwise defined herein.

Borrower:

The surviving entity of the merger of Newco with and into The Smith & Wollensky Restaurant Group, Inc. (such surviving entity being hereinafter referred to as the “Company”) and each of the Company’s domestic subsidiaries as are acceptable to WFF (the Company and such subsidiaries being hereinafter referred to as the “Borrower”). The Company will be a wholly-owned subsidiary of the Parent, which will be a passive holding company.

Guarantors:

The Parent and all of the Company’s present and future subsidiaries that are not the Borrowers; provided, that foreign subsidiaries will not be required to be Loan Parties if to do so would be illegal or would create material adverse tax consequences. The loan documentation will contain restrictions on investments in foreign subsidiaries that are not Guarantors. Such Guarantors, together with the Borrower, each a “Loan Party” and collectively, the “Loan Parties”. The Company will not have any foreign subsidiaries as of the Closing Date.

Lenders and Agent:	WFF and such other lenders designated by WFF (the “Lenders”) after consultation with the Sponsors. WFF shall act as the sole agent for the Lenders (in such capacity, the “Agent”).

Facility:

A senior secured credit facility (the “Facility”) with a maximum credit amount (“Maximum Credit Amount”) of $70,000,000. Under the Facility, Lenders would provide the Borrower with a revolving line of credit (the “Revolver”), a term loan A (the “Term Loan A”), and a term loan B (the “Term Loan B”, together with Term Loan A, the “Term Loans”, together with amounts outstanding under the Revolver, the “Loans”). Upon written notice to the Agent on or before June 22, 2007, the Sponsors shall have the option to replace the Term B with other mezzanine financing in a principal amount of up to $21,000,000, so long as the terms and conditions (including the subordination provisions) of such financing are reasonably acceptable to WFF (the “Mezzanine Financing”).

Revolver:

Advances under the Revolver (“Advances”) would be available up to a maximum aggregate amount outstanding not to exceed $15,000,000 (the “Maximum Revolver Amount”). Up to $3,000,000 may be drawn at closing.

Advances under the Revolver (and issuances of guarantees of Letters of Credit described below) will not be subject to a borrowing base or other limitations on availability but will (along with the term loans) be subject to the following conditions:

a)   the representations and warranties contained in the loan documents (including no material adverse change) shall be true and correct in all material respects on and as of the date of such extension of credit, as though made on and as of such date (except to the extent that such representations and warranties relate solely to an earlier date or such representations and warranties are not true as a result of transaction permitted by the terms of the definitive loan documentation);

b) before and after giving effect to the requested advance, no default or event of default shall have occurred and be continuing on the date of such extension of credit;

c)   The Agent shall have received a certificate of the Borrower certifying that the ratio of total outstanding indebtedness (after giving effect to the requested advance) to EBTIDA for the most recently ended 12 month period for which Agent has received financial statements required under the definitive loan documentation does not exceed the maximum total leverage permitted under the loan documentation for the most recently ended measurement period; and

d)   no injunction, writ, restraining order, or other order of any nature restricting or prohibiting, directly or indirectly, the extending of such credit shall have been issued and remain in force by any governmental authority against any Loan Party, the Agent, any Lender, or any of their affiliates.

Letter of Credit Subfacility:

Under the Revolver, the Borrower would be entitled to request that the Agent issue guarantees of payment and the Agent will so issue guaranties of payment (“Letters of Credit”) with respect to letters of credit issued by an issuing bank in an aggregate amount not to exceed $5,000,000 at any one time outstanding. Lender will arrange for an issuing bank. The aggregate amount of outstanding Letters of Credit would be reserved against the credit availability under the Maximum Revolver Amount.

Term Loan A:	On the Closing Date, Lenders would provide the Borrower Term Loan A in a principal amount equal to $40,000,000.

The outstanding principal amount of Term Loan A would be repayable in quarterly payments commencing with the first such quarter to occur six months after the Closing Date, equal to 1% of the original principal amount of Term Loan A divided by 4. Any amounts remaining unpaid shall be due and payable in full on the Maturity Date. No prepayment fee or premium shall be payable in connection with any partial or full prepayment of Term Loan A.

Term Loan B:	On the Closing Date, Lenders would provide the Borrower Term Loan B in a principal amount equal to $15,000,000.

The outstanding amount of Term Loan B shall not be subject to regularly scheduled amortization payments and shall be due and payable in full on the Maturity Date; provided, that Term Loan B shall be subject to the mandatory prepayments described below. Any partial or full prepayment of Term Loan B shall be subject to the Term Loan B Prepayment Premium set forth on Annex A-1 hereto; provided, that any prepayments made as a result of any mandatory prepayment described below shall not be subject to the Term Loan B Prepayment Premium set forth on Annex A-1 hereto except in connection with a mandatory prepayment from debt or equity proceeds.

Optional Prepayment:

The Advances may be prepaid in whole or in part from time to time and without penalty or premium. The Term Loans may be prepaid, upon prior written notice and in minimum amounts (each of which to be agreed upon), before the Maturity Date at the Borrower’s sole discretion without penalty or premium, other than, in the case of

Term Loan B, to the extent the Term Loan B Prepayment Premium is applicable; provided, that prepayments of Term Loan B shall not be permitted until Term Loan A has been paid in full. All optional prepayments shall be applied to the installments due in respect of the applicable Term Loan in the inverse order of their maturity. The Facility may be prepaid and the commitments terminated in whole at any time upon prior written notice (the period to be agreed upon). In addition, the Borrower shall have the right at any time, and from time to time, to voluntarily reduce all or any potion of the Revolver commitment hereunder upon prior written notice (the period to be agreed upon) to the Agent.

Mandatory Prepayments:	The Loans shall be required to be prepaid as follows:

•  in an amount equal to 50% of the Company’s consolidated excess cash flow for each fiscal year (commencing with the fiscal year ending December 31, 2008). The definition of “excess cash flow” to be defined in a manner mutually acceptable to the Company and the Agent, but will be based on EBITDA minus cash interest expense and loan fees, cash taxes, scheduled and voluntary payments made on account of the principal of the Term Loan, management fees and expenses paid to the Sponsors to the extent permitted under the definitive loan documentation, non-financed capital expenditures to the extent permitted and plus or minus, as the case may be, changes in working capital,

•  in an amount equal to 100% of the net cash proceeds of asset sales (subject to a minimum basket of $2,000,000 and exceptions to the extent mutually agreed upon), subject to reinvestment provisions to be mutually agreed upon,

• in an amount equal to 100% of the net cash proceeds of any debt issued by the Company or its subsidiaries (subject to exceptions to be mutually agreed upon),

• in an amount equal to 100% of the net cash proceeds of any equity issuance by the Company or its subsidiaries, excluding (a) equity issuances to the Sponsors to the extent the proceeds of such issuances are used to fund capital expenditures or for other purposes expressly permitted under the definitive loan documentation, (b) equity issuances in connection with any employee or similar stock option/stock incentive plan; and (c) other exceptions to be agreed upon between the Agent and the Borrower.

•      in an amount equal to 100% of the net cash proceeds of insurance and casualty receipts, judgments in excess of $250,000 and purchase price adjustments (subject to exceptions and reinvestment rights to be mutually agreed).

All mandatory prepayments shall be applied (a) first, to the outstanding principal balance of Term Loan A, (b) second, to the outstanding principal balance of the Advances up to $10,000,000 (with a dollar for dollar reduction in the Revolver commitment until the Revolver commitment is reduced to an amount equal to the sum of $5,000,000), (c) third, to the outstanding principal balance of Term Loan B (unless a payment, financial covenant or insolvency default exists, in which case, to the outstanding principal balance of the remaining Advances (with a commensurate reduction in the Revolver commitment), and then to the outstanding principal balance of the Term Loan B), and (d) fourth, to the outstanding principal balance of the Advances (without a commensurate reduction in the Revolver commitment).  All mandatory prepayments of the Term Loans shall be applied to the installments due in respect of the applicable Term Loan in the inverse order of their maturity.

Use of Proceeds:

To (i) finance a portion of the consideration payable in connection with the consummation of the acquisition, (ii) fund certain fees and expenses associated with the Facility and the acquisition, and (iii) finance the ongoing working capital, capital expenditures, and general corporate needs of the Borrower.

Fees and Interest Rates:	As set forth on Annex A-1.

Term:	5 years from the closing date (“Maturity Date”).

Collateral:

A first priority perfected security interest in all of the Loan Parties now owned or hereafter acquired property and assets (other than immaterial assets not necessary to operation of the business and other mutually agreeable exceptions), including, but not limited to, inventory, accounts, equipment, chattel paper, documents, instruments, copyrights, and patents and related rights, general intangibles (including the collateral assignment of Loan Parties’ rights under their trademark license of the name “Smith & Wollensky”), deposit accounts, cash and cash equivalents, and investment property (including interests in subsidiaries of the Parent (limited to 65% of the voting stock of foreign subsidiaries)), and all proceeds and products thereof.  The Sponsors and the Borrower shall make one request to each landlord that the applicable landlords consent to leasehold mortgages on the leased real property of the applicable Loan Party, but the Collateral shall exclude leasehold interests in real property not able to be perfected under Article 9 of the UCC if landlord consents to such leasehold mortgages are not obtained after such request.

Collection:

The Borrower would be required to enter into control agreements among the Loan Parties, the Agent, and the depository bank at which any deposit accounts exist (other than payroll and similar accounts).  The Loan Parties would direct all payments and collections to deposit accounts that are the subject of control agreements.  The control agreements would be in form and substance satisfactory to the Agent but would not permit the Agent to exercise control until an event of default occurs.

Management Fees of Bunker Hill Management, LLC:

Management fees (limited to $500,000 per year) and reasonable out-of-pocket expenses (limited to $200,000 per year) and customary indemnification obligations incurred for the benefit of the Company and payable to Bunker Hill Management, LLC; provided, that no management fees shall be payable to Bunker Hill Management, LLC if a payment default, insolvency default or financial covenant default exists.  For the avoidance of doubt, expense reimbursement and indemnification obligations may be paid when due and payable whether or not any default or event of default has occurred and is continuing.  Any management fees not paid as a result of a blockage event set forth above may be paid upon the cure or waiver of such default giving rise to such blockage.

Financial Covenants:	The Borrower would be required to maintain, a minimum fixed charge coverage ratio, a maximum lease adjusted leverage ratio, a maximum total and senior leverage ratio,

and would be subject to a limitation on annual growth capital expenditures.  The levels for each of the foregoing would be set based on a discount of the Borrower’s projected operating performance provided to the Agent on April 5, 2007.  Any material change to the Borrower’s projected operating performance shall be subject to satisfactory review by the Agent.

Financial Reporting:	To be substantially in the form of the reporting delivered by the Sponsors to the Agent on April 16, 2007.

Conditions Precedent to Closing:	Conditions precedent to closing shall consist solely of the following:

a)             Completion of the Agent’s customary legal due diligence, the results of which are reasonably satisfactory to the Agent; provided, that the Agent has completed its legal review of (i) the draft of the Amended and Restated Agreement and Plan of Merger attached as Annex A-2 hereto, including the disclosure schedules attached thereto and included in the attachment on Annex A-2 (the “Merger Agreement”), (ii) the Amended and Restated Sale and License Agreement dated as of January 1, 2006 as in effect on the date hereof (the “SW License Agreement”), together with the letter agreement with respect thereto dated as of May 6, 2007 as in effect on the date hereof (the “Letter Agreement”) and the amendment to the SW License Agreement attached as Schedule 1 to the Letter Agreement (the “SW License Agreement Amendment”), and (iii) the agreements listed on Annex A-3 hereto as in effect on the date hereof and the Agent confirms that, so long as such agreements are not modified or amended, such agreements are satisfactory to the Agent (provided, that the SW License Agreement shall have been amended as provided in paragraph (b) below).

b)            (i) The Merger Agreement shall have been executed and delivered and the Acquisition shall have been consummated substantially in accordance with the Merger Agreement (as the same may be modified, subject to the provisions of (vi) hereof) and applicable law; (ii) the conditions precedent set forth in the Merger Agreement (as the same may be modified, subject to the provisions of (vi) hereof) shall have been satisfied and not waived; (iii) the SW License Agreement shall have been amended by the SW License Agreement Amendment (as the same may be modified, subject to the provisions of (vi) hereof); (iv) the transactions contemplated by the Stillman Agreement (as defined on Annex A-3 hereto and as the same may be modified, subject to the provisions of (vi) hereof) shall have been consummated pursuant to the terms of the Stillman Agreement (as the same may be modified, subject to the provisions of (vi) hereof) and applicable law contemporaneously or prior to the consummation of the Acquisition; (v) the conditions set forth in the Stillman Agreement (as the same may be modified, subject to the provisions of (vi) hereof) shall have been satisfied and not waived, and (vi) any amendments or other modifications to any of the foregoing agreements shall be reasonably satisfactory to the Agent.

c) UCC, tax lien, and litigation searches, the results of which are satisfactory to the Agent.

d) USA Patriot Act checks required by law, the results of which are satisfactory to the Agent.

e)             On the Closing Date, minimum availability under the Facility plus unrestricted cash and cash equivalents of the Loan Parties at closing, after giving effect to the initial use of proceeds, of not less than $10,000,000.

f) Payment of all accrued and unpaid transaction expenses of the Agent which the Loan Parties are required to pay on the Closing Date per this Term Sheet.

g)            The loans shall be made pursuant to, and subject to, the terms of loan agreements, notes, and other financing documents (the “Financing Documents”) executed and delivered by Loan Parties on or prior to the Closing Date, containing such representations, warranties, covenants (affirmative and negative), conditions to funding as set forth herein, financial and collateral reporting requirements, events of default, indemnification provisions, agency provisions, co-lender provisions and yield protection provisions, in each case, as are customary, in the Agent’s experience, for a transaction of this type.  Such loan documentation will not contain a material adverse change event of default or similar event of default.

h)            Loan Parties shall have executed and/or delivered, or caused to be delivered, to the Agent at or prior to the closing date, such security agreements, pledge agreements (including a pledge of 100% of the equity of each subsidiary of the Parent (other than foreign subsidiaries which shall be limited to a pledge of 65% of the voting stock of such foreign subsidiaries)), financing statements, fixture filings, inter-creditor agreements, control agreements, leasehold mortgages (if applicable), and other agreements affecting the Collateral, insurance certificates and endorsements, and other documentation relative to the liens and security interest in the Collateral as the Agent may reasonably request (the “Security Documents”).  Each of the Financing Documents and the Security Documents (collectively, the “Loan Documents”) shall be in form and substance reasonably satisfactory to the Agent and its counsel.  At Agent’s option, there will be two set of loan documents, one pertaining to the revolver and the Term Loan A and the other pertaining to Term Loan B, and both will be subject to the terms of an intercreditor agreement in form and substance satisfactory to the Agent.

i)              The Agent shall have received such opinions of Loan Parties’ counsel as the Agent shall reasonably require, which opinions and/or advice shall be in form and substance reasonably satisfactory to the Agent and its counsel and customary for transactions of this type.

j)              The Agent shall have received evidence of insurance and loss payee endorsements required hereunder and under the other Loan Documents, in form and substance reasonably satisfactory to the Agent, and certificates of insurance policies and/or endorsements naming the Agent as loss payee.

k)             The Agent’s satisfaction that Pro-forma stand-alone EBITDA for the most recently ended 12 month period prior to the Closing Date is no less than $13,500,000. Pro-Forma Adjusted EBITDA shall be reduced by capital lease payments for occupancy and cash expenses for closed locations, if any. Pro-Forma Adjusted EBITDA shall be based off the E&Y Financial Due Diligence Report (with EBITDA to be based on cash rent, not GAAP rent) and increased by pre-opening costs for new locations (up to a maximum limit per location to-be-determined as mutually agreed between the Borrower and the Agent), management fees and out-of pocket expenses associated therewith (in each case up to a maximum amount per annum as set forth herein), and other adjustments, including but not limited to purchasing rebates and general administrative fees and expenses (up to a maximum amount per annum to-be-determined as mutually agreed between the Borrower and the Agent). The parties agree that the Pro-Forma Adjusted EBITDA as of December 31, 2006 is $14,186,000, which amount has been determined in accordance with the methodology provided to WFF on April 12, 2007.

l)              The Agent’s satisfaction that at least $32,000,000 (inclusive of Mezzanine Financing in excess of $15,000,000) in cash of equity has been invested by the Sponsors and other sources (provided, Bunker Hill Capital, L.P. and its affiliates and/or its limited partners shall own at least 51% of the equity interests of the Parent and Bunker Hill Capital, L.P. and Bunker Hill Capital (QP), L.P. shall have voting control of at least 51% of the equity interests of Parent).

Scheduled Closing Date:

The closing of the acquisition and initial funding of the transactions described herein (“Closing Date”) shall occur on or before August 31, 2007. In the event the closing of the Facility does not occur by August 31, 2007, WFF’s commitment to provide the Facility shall, subject to the proviso contained herein, automatically expire on such date, provided, however, to the extent the Merger Agreement has not been terminated in accordance with the provisions thereof on August 31, 2007, WFF shall extend both the requirement for the closing of the acquisition and its commitment to provide the Facility until the earlier to occur of (a) the actual closing of the acquisition and initial funding of the Facility; and (b) October 16, 2007.

Annex A-1

Interest Rates and Fees

Interest Rate Options	The Borrower may elect that the loans bear interest at a rate per annum equal to:

(i) the Base Rate plus the Applicable Margin; or

(ii) the LIBOR Rate plus the Applicable Margin.

As used herein:

The “Base Rate” the prime lending rate as publicly announced from time to time by Wells Fargo Bank, N.A.

The “LIBOR Rate” means the rate per annum, determined by the Agent in accordance with its customary procedures, at which dollar deposits are offered to major banks in the London interbank market, adjusted by the reserve percentage prescribed by governmental authorities as determined by the Agent. The LIBOR Rate shall be available for interest periods of 1, 2, 3 or 6 months.

“Applicable Margin” means, as of any date of determination, the following margin based upon the most recent Senior Leverage Ratio calculation; provided, however, that (a) for the period from the Closing Date through the date the Agent receives the certified calculation of the Senior Leverage Ratio in respect of the testing period ended closest to September 30, 2007, and (b) at any time that an Event of Default exists hereunder, the applicable Base Rate Margin shall be at Level I:

Level	Total Leverage Ratio	Applicable Margin in respect of Base Rate Loans under the Revolver	Applicable Margin in respect of LIBOR Rate Loans under the Revolver	Applicable Margin in respect of Base Rate Loans under Term Loan A	Applicable Margin in respect of LIBOR Rate Loans under Term Loan A	Applicable Margin in respect of Base Rate Loans under Term Loan B	Applicable Margin in respect of LIBOR Rate Loans under Term Loan B
I	≥3.5:1.0	1.00%	3.00%	1.00%	3.00%	4.50%	6.50%
II	<3.5:1.0 but ≥3.0:1.0	0.50%	2.50%	0.50%	2.50%	4.00%	6.00%
III	<3.0:1.0	0%	2.00%	0%	2.00%	3.50%	5.50%

III	<3.0:1.0	0%	2.00%	0%	2.00%	3.50%	5.50%

“Total Leverage Ratio” means (a) the outstanding principal amount of Debt (to be defined) at such date, to (b) EBITDA (to be defined) for the period most recently ended on or prior to the date of determination.

Interest Payment Dates	In the case of loans bearing interest based upon the Base Rate (“Base Rate Loans”), quarterly in arrears.

In the case of Loans bearing interest based upon the LIBOR Rate (“LIBOR Rate Loans”), on the last day of each relevant interest period or if the interest period is more than 3 months, each 3 month period of such interest period.

Letter of Credit Fees

An amount equal to the product of (i) the applicable Revolver LIBOR Margin and (ii) the undrawn amount of each Letter of Credit, earned in full, non-refundable and payable in cash quarterly in arrears, plus the customary charges imposed by the letter of credit issuing bank; provided however, that if the Default Rate is in effect, the Letter of Credit Margin shall be increased by an additional 2.0% per annum.

Default Rate	At any time when an event of default has occurred and is continuing, all amounts due under the Facility shall bear interest at 2.0% above the interest rate otherwise applicable thereto.

Term Loan B
Prepayment Premium

An amount equal to (a) during the period of time from and after the Closing Date up to the date that is the first anniversary of the Closing Date, 3% times the principal amount of the Term B being repaid, (b) during the period of time from and including the date that is the first anniversary of the Closing Date up to the date that is the second anniversary of the Closing Date, 2% times the principal amount of the Term B being repaid,

(c) during the period of time from and including the date that is the second anniversary of the Closing Date up to the date that is the third anniversary of the Closing Date, 1% times the principal amount of the Term B being repaid and (d) during the period of time from and including the date that is the third anniversary of the Closing Date and thereafter, 0% times the principal amount of the Term B being repaid.

Rate and Fee Basis	All per annum rates shall be calculated on the basis of a year of 360 days and the actual number of days elapsed.

Annex A-2

Merger Agreement

[Merger Agreement Incorporated Herein By Reference To The Proxy Statement]

Exhibit (b)

Annex A-3

Material Contracts

1.                                       Supply Management Procurement Agreement by and between Hilton Hotels Corporation and the Smith & Wollensky Restaurant Group, Inc., dated January 27, 2005.

2.                                       Merchant Service Agreement by and between Global Payments and each of the Company entities, (undated).

3.                                       Extended Term Agreement for Products and Services by and between Ceridian Corporation and The Smith & Wollensky Restaurant Group, Inc., as amended, dated November 15, 2004.

4.                                       OpenTable Client Agreement by and between OpenTable, Inc. and The Smith & Wollensky Restaurant Group, Inc., dated March 30, 2006, as amended on May 10, 2006.

5.                                       Supply Agreement by and between Girard Winery L.L.C. and The Smith & Wollensky Restaurant Group, Inc., dated August 1, 2004.

6.                                       Trademark License Agreement by and between The Smith & Wollensky Restaurant Group, Inc. and Bryant Preserving Company, dated January 10, 2007.

7.                                       Service Maintenance Agreement by and between Micros Retail Systems, Inc. and S&W Boston, dated January 5, 2007.

8.                                       Service Maintenance Agreement by and between Micros Retail Systems, Inc. and S&W Philadelphia, dated January 5, 2007.

9.                                       Service Maintenance Agreement by and between Micros Retail Systems, Inc. and S&W Washington, dated January 5, 2007.

10.                                 Service Maintenance Agreement by and between Micros Retail Systems, Inc. and S&W Chicago, dated January 5, 2007.

11.                                 Service Maintenance Agreement by and between Micros Retail Systems, Inc. and S&W Ohio, dated January 5, 2007.

12.                                 Service Maintenance Agreement by and between Micros Retail Systems, Inc. and S&W Las Vegas, dated January 5, 2007.

13.                                 Service Maintenance Agreement by and between Micros Retail Systems, Inc. and S&W Houston, dated January 5, 2007.

14.                                 Service Maintenance Agreement by and between Micros Retail Systems, Inc. and S&W Miami, dated January 5, 2007.

15.                                 Lease Agreement by and between the City of Miami Beach and Specialty Restaurants Corporation, dated February 8, 1985, including Addendum to Lease made as of June 1, 1997, for a 100’ x 160’ parcel of land within South Pointe Part Located 30 feet north of Government cut and adjacent to the Amphitheater structure which is west of the Coastal Construction Line.

16.                                 Lease Agreement by and between the Marina City Hotel Enterprises, L.L.C. and S&W Chicago, L.L.C., dated July 31, 1997, for the space number G located on the plaza level of the State Street river side of Marina City, Chicago, Illinois.

17.                                 Lease Agreement by and between 1112 Nineteenth Street Associates and S&W D.C., L.L.C., dated July 8, 1998, including First Amendment to Agreement of Lease made as of July 8, 1998, Second Amendment to Agreement of Lease, made as of April 29, 1999, Specific Assignment and Subordination and Attornment Agreement, dated September 18, 1998 for the entire building, containing approximately 20,000 gross square fee of space, located at 1112 19th Street, N.W., Washington, D.C. and the land upon which the building is situated.

18.                                 Lease Agreement by and between the Rittenhouse Development Company and S&W of Philadelphia, L.L.C., dated February 18, 2000 for those portions of the lobby, second floor and third floor at the Hotel located at 210 Rittenhouse Square, Philadelphia, Pennsylvania 19103.

19.                                 Lease Agreement by and between the Saunstar Operating Co., L.L.C. and S&W of Boston, L.L.C., dated April 6, 2000, including Amendment No. 1, dated as of December 14, 2000, Amendment No. 2, dated as of March 13, 2001 and Amendment No. 3, dated as of August 12, 2003 for the basement level through to the top floor in the structure commonly known as the Armory Headhouse, together with the flat room section that is directly above the fourth floor of the Armory Headhouse, where the Premises are part of a building known as the Corps Cadets Armory and Castle located at 101 Arlington Street, Boston, Massachusetts 02116.

20.                                 Lease Agreement between Easton Town Center, L.L.C. and The Smith & Wollensky of Ohio, L.L.C. at the Fashion District of Easton, Columbus, Ohio, dated October 31, 2001 for approximately 10,000 square feet being part of the Shopping Center situated in the State of Ohio, County of Franklin, City of Columbus, Quarter Township 2, Township 1, Range 17, United States Military Lands.

21.                                 Lease Agreement by and between Highland Village Holding, Inc., and Houston S&W L.P., and The Smith & Wollensky Restaurant Group, Inc., dated January 30, 2003, including riders, guaranty and exhibits thereto, for approximately 12,300 square feet constituting part of the Shopping Center known as 4007 Westheimer, Houston, Texas 77027.

22.                                 Lease Agreement by and between Metroflag SW, L.L.C., and S&W of Las Vegas, L.L.C., dated May 23, 2005 for the property located in the city of Las Vegas, Clark County, Nevada containing approximately 1.82 Acres, measuring approximately 130 feet along the west property line and 601 feet along the south property line; commonly known as 3767 Las Vegas Boulevard South and Assessor’s Parcel No. 162-21-301-014.

23.                                 Agreement dated February 26, 2007 between Patina Restaurant Group, LLC and Alan Stillman, as amended and assigned by the letter agreement dated April 27, 2007 between Project Grill, LLC and Alan Stillman, and as further modified by the letter agreement dated May 6, 2007 between Project Grill, LLC and Alan Stillman (collectively, the “Stillman Agreement”).

24.                                 Management Services Agreement dated as of May 6, 2007 between SWRG Acquisition Sub Inc. and Patina Restaurant Group, LLC.

25.                                 Limited Liability Company Agreement of Project Grill, LLC dated as of May 6, 2007 and executed by Project Grill, LLC, Bunker Hill Capital, L.P., Bunker Hill Capital (QP), L.P., Fortunato N. Valenti and Joachim B. Splichal.